SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

News Release	April 28, 2004 at 10.00 GMT

Stora Enso Interim Review January – March 2004

Profitability remained weak, outlook improving

First Quarter Results (compared to previous quarter)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.06 (EUR 0.00). Operating profit excluding non-recurring items was EUR 103.4 (EUR 77.4) million, which is 33.6% more than in the previous quarter and 3.4% of sales. Profit before taxes and minority interests excluding non-recurring items amounted to EUR 80.8 (EUR 4.8) million.

Sales at EUR 3 017.9 million were similar to the previous quarter’s EUR 3 028.8 million. Cash flow from operations was EUR 173.2 (EUR 579.7) million and cash flow after investing activities EUR -54.2 (EUR 190.5) million. Cash earnings per share excluding non-recurring items were EUR 0.41 (EUR 0.35). Net financial items were EUR -20.3 (EUR -121.7) million. Market-related production curtailments totalled 125 000 tonnes (210 000 tonnes).

EUR million	2002	2003	Q1/03	Q4/03		Q1/04
Sales	12 782.6	12 172.3	3 099.1	3 028.8		3 017.9
EBITDA1)2)	2 145.9	1 710.6	497.5	376.3		394.0
Operating profit2)	900.4	525.8	208.0	77.4		103.4
Non-recurring items	-1 078.1	-108.4	—	-68.5[3]	)	115.7
Operating margin2), %	7.0	4.3	6.7	2.6		3.4
Operating profit	-177.7	471.4	208.0	62.9		219.1
Profit before tax and minority interests2)	708.8	319.2	126.2	4.8		80.8
Profit before tax and minority interests	-369.3	210.8	126.2	-63.7		196.5
Net profit for the period	-240.7	137.9	83.1	-44.4		406.9
EPS2), Basic, EUR	0.55	0.24	0.10	0.00		0.06
EPS, Basic, EUR	-0.27	0.16	0.10	-0.05		0.49
CEPS2)4), EUR	1.95	1.63	0.43	0.35		0.41
ROCE2), %	7.0	4.5	7.0	2.6		3.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	EUR -54.0 million included in net financial items
4)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe economic recovery has been slow. However, demand for paper has increased and this seems to be stabilising prices for most paper grades and making some price increases possible. Packaging board prices are generally firm. In wood products there is good demand for whitewood and prices are stable, but an oversupply of redwood is causing prices to fall.”

In North America demand for paper is improving gradually. Despite the low value of the dollar, imports from Europe and Asia continue, though at a slower rate than earlier. The coated fine paper market is expected to improve slowly and price increases have been announced. The magazine paper market is improving and price increases are expected to be implemented during the second quarter.

Asian economies are growing rapidly and sustaining good levels of paper and packaging consumption. Prices for some grades are increasing in local currencies.

Provided that market conditions continue to improve, the Group’s results are expected to benefit, but only in the latter part of the year. The net effect of the restructuring of forestland ownership in Sweden will be about EUR -40 million after net financial items on an annual basis.

The second quarter results will as usual be adversely impacted by Midsummer holiday shutdowns, especially in Finland, and by a major rebuilding of fine paper machine 97 at Kimberly Mill as part of Stora Enso North America’s Profit Enhancement Programme.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

The full-length version of the Stora Enso interim review is available on the Stora Enso website at www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at www.storaenso.com/images

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Stora Enso Interim Review January – March 2004

Summary of first quarter results

•	Sales were EUR 3 017.9 million; previous quarter EUR 3 028.8 million.

•	Operating profit excluding non-recurring items was EUR 103.4 million; previous quarter EUR 77.4 million.

•	Profit before tax and minority interests excluding non-recurring items was EUR 80.8 million; previous quarter EUR 4.8 million.

•	Earnings per share excluding non-recurring items were EUR 0.06; previous quarter EUR 0.00.

•	The effect of the restructuring of the Group’s Swedish forestland ownership on EPS was EUR 0.43

•	Cash earnings per share excluding non-recurring items were EUR 0.41; previous quarter EUR 0.35.

The previous years’ financial statements have been restated in line with the change of the accounting treatment of disability pensions under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan.

Markets for the Group’s products continued to recover slowly in the first quarter with a modest improvement in demand for advertising-driven paper and seasonal strength in packaging grades. European mills increased sales of fine paper and packaging boards in Europe and exports to Asia. Prices of all paper grades declined at the start but were stabilising towards the end of the quarter. In wood products demand for whitewood improved and market conditions for redwood were challenging.

In North America demand for coated and uncoated magazine paper increased. Coated fine paper markets remained seasonally weak with prices at low levels. Some price increases have recently been announced.

Market-related production curtailments totalled 125 000 tonnes in Europe and none in North America. This compares with the previous quarter’s 205 000 tonnes in Europe and 5 000 tonnes in North America.

Paper and board deliveries totalled 3 467 000 tonnes, which is 23 000 tonnes less than the previous quarter’s 3 490 000 tonnes. Deliveries of wood products totalled 1 597 000 cubic metres, compared with the previous quarter’s 1 558 000 cubic metres.

EUR million	2002	2003	Q1/03	Q4/03		Q1/04
Sales	12 782.6	12 172.3	3 099.1	3 028.8		3 017.9
EBITDA1)2)	2 145.9	1 710.6	497.5	376.3		394.0
Operating profit2)	900.4	525.8	208.0	77.4		103.4
Non-recurring items	-1 078.1	-108.4	—	-68.5[3]	)	115.7
Operating margin2), %	7.0	4.3	6.7	2.6		3.4
Operating profit	-177.7	471.4	208.0	62.9		219.1
Profit before tax and minority interests2)	708.8	319.2	126.2	4.8		80.8
Profit before tax and minority interests	-369.3	210.8	126.2	-63.7		196.5
Net profit for the period	-240.7	137.9	83.1	-44.4		406.9
EPS2), Basic, EUR	0.55	0.24	0.10	0.00		0.06
EPS, Basic, EUR	-0.27	0.16	0.10	-0.05		0.49
CEPS2)4), EUR	1.95	1.63	0.43	0.35		0.41
ROCE2), %	7.0	4.5	7.0	2.6		3.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	EUR -54.0 million included in net financial items
4)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

First Quarter Results (compared with previous quarter)

Sales at EUR 3 017.9 million were similar to the previous quarter’s EUR 3 028.8 million.

Operating profit excluding non-recurring items was EUR 103.4 (EUR 77.4) million, which is 33.6% more than in the previous quarter and 3.4% of sales. The rise in operating profit was mainly due to higher production, mix changes between the segments and seasonal improvement in packaging boards, but this was partly offset by a decline in prices. The rebuilding of paper machine 16 at Wisconsin Rapids reduced the operating profit by a total of USD 20 (EUR 16) million, of which more than half was related to lost volumes.

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Operating profit includes gains on cash flow currency hedge contracts, mainly for the US dollar and British pound, of EUR 9.3 million.

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 80.8 (EUR 4.8) million.

The share of associated company results was EUR -2.3 (EUR -5.0) million, including EUR -3.6 million due to Tornator.

Net financial items were EUR -20.3 (EUR -121.7) million, or EUR -0.02 per share. Net interest expenses amounted to EUR -42.0 (EUR -50.1) million and net foreign exchange gains were EUR 4.8 (loss of EUR 10.5) million. Other financial items totalled EUR 16.9 (EUR -61.1) million, most of which was unrealised changes in fair values of financial instruments.

Net taxes totalled a positive EUR 214.6 (EUR 21.4) million, the gain resulting from the release of EUR 240.8 million in deferred tax liabilities on the fair valuation of biological assets relating to the restructuring of forestland ownership in Sweden. The tax charge excluding this restructuring was EUR -26.2 million, representing a rate of 31.9% (33.6%).

The minority interest in profits was EUR -4.2 (EUR -2.0) million, leaving a net profit for the period of EUR 406.9 (loss of EUR 44.4) million.

Earnings per share excluding non-recurring items were EUR 0.06 (EUR 0.00) and cash earnings per share excluding non-recurring items EUR 0.41 (0.35). The effect of the restructuring of forestland ownership in Sweden on EPS was EUR 0.43.

The return on capital employed excluding non-recurring items was 3.7% (2.6%). Capital employed was EUR 10 578.5 million at the end of the period, a net decrease of EUR 1 034.6 million.

The results for the first quarter include the effects of biological transformation (growth and price) amounting to EUR 29.6 (EUR 23.5) million and biological produce (harvesting) amounting to EUR -25.2 (EUR -26.5) million, resulting in a net effect of EUR 4.4 (EUR -3.0) million.

Capital Structure

EUR million	31.12.2003	31.3.2003	31.3.2004

Fixed assets	12 676.1	12 906.5	11 059.5
Working capital	872.1	1 055.9	948.6

Operating Capital	13 548.2	13 962.4	12 008.1
Net tax liabilities	-1 935.1	-2 091.2	-1 429.6

Capital Employed	11 613.1	11 871.2	10 578.5

Associated companies	319.0	204.9	498.1

Total	11 932.1	12 076.1	11 076.6

Shareholders’ equity	7 952.9	8 062.7	7 908.9
Minority interests	60.3	45.1	62.8
Interest-bearing net liabilities	3 918.9	3 968.3	3 104.9

Financing Total	11 932.1	12 076.1	11 076.6

Financing

Cash flow from operations was EUR 173.2 (EUR 579.7) million and cash flow after investing activities EUR -54.2 (EUR 190.5) million. Cash earnings per share excluding non-recurring items were EUR 0.41 (EUR 0.35).

At the end of March, interest-bearing net liabilities were EUR 3 104.9 million, a decrease of EUR 814.0 million on the year-end that includes a decrease of EUR 1 212.8 million due to the restructuring of forestland ownership in Sweden and an increase of EUR 375.7 million due to the 2003 dividends deducted from equity and entered into the current interest-bearing liabilities for the dividend payment on the 2 April. Unutilised credit facilities and cash plus cash-equivalent reserves totalled EUR 3.0 billion.

The debt/equity ratio at 31 March was 0.39 (0.49) and equity per share EUR 9.48 (EUR 9.49). The change was due to the decrease in net interest-bearing liabilities as explained in the previous paragraph. Share buy-backs decreased equity by EUR 42.7 million. The net profit effect of the restructuring of forestland ownership in Sweden was EUR 356.5 million.

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Stora Enso has restated its financial statements for previous years under IFRS following the change of the accounting treatment of disability pensions under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan.

Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Acquisitions and Disposals	Translation Difference	Balance Sheet Impact
Operating profit	99.1	115.7	4.3	219.1
Adjustments	290.6			290.6
Change in working capital	-216.5	140.5	-0.5	-76.5

Cash Flow from Operations	173.2	256.2	3.8	433.2

Capital expenditure	-216.1			-216.1
Acquisitions	-21.3	-164.9		-186.2
Disposals	14.4	1 573.3		1 587.7
Other changes in fixed assets	-4.4		-36.3	-40.7

Operating cash flow	-54.2	1 664.6	-32.5	1 577.9

Net financing items (incl. associated companies)	-22.6			-22.6
Taxes paid	160.9	-441.5	-9.9	-290.5
Share issue	4.0			4.0
Dividends	-375.7			-375.7
Repurchase of own shares	-42.7			-42.7
Other change in shareholders’ equity and minority interests	-19.7	-10.3	-6.4	-36.4

Change in Interest-bearing Net Liabilities	-350.0	1 212.8	-48.8	814.0

Capital Expenditure

Capital expenditure for the first quarter totalled EUR 216.1 (235.8) million. The main projects were rebuilding paper machine 16 rebuild at Wisconsin Rapids in the USA (USD 22.4 million), the new boiler at Kvarnsveden Mill in Sweden (EUR 15.5 million), upgrading paper machine 5 at Corbehem Mill in France (EUR 12.7 million), folding boxboard asset improvements at Baienfurt Mill in Germany (EUR 11.9 million) and rebuilding paper machine 3 at Veitsiluoto Mill in Finland (EUR 9.1 million).

During the first quarter it was decided to upgrade and modernise the paper machine and increase sheeting capacity at the fine paper mill in Suzhou, China at a total budgeted cost of EUR 38 million. The project will be completed by October 2005.

Capital expenditure in 2004 is expected to be close to the Group’s depreciation charge (approximately EUR 1.1 billion excluding goodwill amortisation).

First Quarter Results (compared with the same period in 2003)

Operating profit excluding non-recurring items decreased by EUR 104.6 million or 50.3%. All paper and board segments reported lower profits, with the largest decline in Fine Paper, but operating profit increased in Merchants and Wood Supply Europe.

Profit before taxes and minority interests, excluding non-recurring items, decreased by EUR 45.4 million or 36%.

Sales decreased by EUR 81.2 million, or 2.6%, compared with the first quarter of 2003 as higher volumes only partly offset significantly lower sales prices.

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First Quarter Events 2004

Restructuring of Forestlands

In March Stora Enso finalised the restructuring of forestland ownership in Sweden and the divestment of forestland in Canada. The Group’s Swedish forests were transferred to Bergvik Skog AB with the majority of its shares sold to institutional investors, Stora Enso retaining a 43.3% stake. Stora Enso also finalised the divestment of its 146 000 hectares of forestland in Ontario, Canada.

Share Capital and Ownership

On 17 February 2004 the shares in Stora Enso held by the mutual funds of Franklin Resources, Inc. exceeded 5% of the paid-up share capital; their shareholding was then 45 391 907 R shares, representing 5.25% of all shares and 1.82% of votes.

During the period a total of 10 341 A shares were converted into R shares. Converted shares are recorded monthly in the Finnish Trade Register. The latest conversion recorded in the Finnish Trade Register was on 16 February 2004.

The Annual General Meeting (AGM) of Stora Enso Oyj on 18 March 2004 decided to lower the Company’s share capital by EUR 47.3 million through the cancellation of 8 100 A shares and 27 800 000 R shares. These shares had been repurchased under the authorisation of the 2003 AGM and the reduction in share capital was registered in the Finnish Trade Register on 5 April 2004.

The 2004 AGM also authorised the Board to repurchase and dispose of not more than 9 000 000 A shares and 32 700 000 R shares in the Company. By the end of March 2004 a total of 439 000 R shares had been repurchased under the new authorisation.

During the period a total of 789 000 new R shares were issued under the terms of the 1997 warrants, thus increasing equity by EUR 4.4 million. According to the terms of the option programme, the exercise period was 1 December 1998 to 31 March 2004, during which the maximum of 3 000 000 new Stora Enso Series R shares were subscribed at a subscription price of EUR 7.66 (FIM 45.57) each.

On 31 March 2004 Stora Enso had 181 172 833 A shares and 683 386 666 R shares in issue, of which the Company held 8 100 A and 30 180 447 R shares with a nominal value of EUR 51.3 million; these represented 3.5% of the share capital and 1.2% of the voting rights. On 31 March 2004 the registered share capital of the Company was EUR 1 469.8 million.

Shareholders’ equity amounted to EUR 7.9 billion, compared with a market capitalisation on the Helsinki Stock Exchange on 31 March 2004 of EUR 8.9 billion.

Other Decisions of the Annual General Meeting on 18 March 2004

The proposed dividend of EUR 0.45 per share was approved.

Lee A. Chaden was elected as a new member of the Board of Directors to replace George W. Mead, who retired.

Board Committee Memberships

Stora Enso Oyj’s Board of Directors elected Barbara Kux as a new member of the Financial and Audit Committee. The other members are Ilkka Niemi, Paavo Pitkänen, Jan Sjöqvist (chairman) and Marcus Wallenberg.

Claes Dahlbäck (chairman), Krister Ahlström and Harald Einsmann remain members of the Compensation Committee. Ilkka Niemi was elected as a new member of this committee.

Claes Dahlbäck, Krister Ahlström (chairman) and Harald Einsmann remain members of the Nomination Committee. Ilkka Niemi was elected as a new member of this committee.

Events after the Period

In April Stora Enso Timber inaugurated its second sawmill in Russia. The new sawmill at Nebolchi is part of Stora Enso’s strategy to increase industrial operations and enhance wood procurement in Russia. The total investment was EUR 10.3 million and the full production capacity of 100 000 cubic metres will be reached by the end of 2005.

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Outlook

In Europe economic recovery has been slow. However, demand for paper has increased and this seems to be stabilising prices for most paper grades and making some price increases possible. Packaging board prices are generally firm. In wood products there is good demand for whitewood and prices are stable, but an oversupply of redwood is causing prices to fall.

In North America demand for paper is improving gradually. Despite the low value of the dollar, imports from Europe and Asia continue, though at a slower rate than earlier. The coated fine paper market is expected to improve slowly and price increases have been announced. The magazine paper market is improving and price increases are expected to be implemented during the second quarter.

Asian economies are growing rapidly and sustaining good levels of paper and packaging consumption. Prices for some grades are increasing in local currencies.

Provided that market conditions continue to improve, the Group’s results are expected to benefit, but only in the latter part of the year. The net effect of the restructuring of forestland ownership in Sweden will be about EUR -40 million after net financial items on an annual basis.

The second quarter results will as usual be adversely impacted by Midsummer holiday shutdowns, especially in Finland, and by a major rebuilding of fine paper machine 97 at Kimberly Mill as part of Stora Enso North America’s Profit Enhancement Programme.

This report is unaudited.

Helsinki, 28 April 2004

Stora Enso Oyj

Board of Directors

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Segments (compared with the previous quarter)

PAPER

Publication Paper

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Change Q1/Q4%
Sales	4 295.7	1 058.3	1 042.8	1 086.3	1 108.3	1 019.2	-8.0
Operating profit	111.1	35.6	-6.0	39.2	42.3	8.7	-79.4
% of sales	2.6	3.4	-0.6	3.6	3.8	0.9
ROOC, %*	2.8	3.6	-0.6	3.9	4.2	0.9
Deliveries, 1 000 t	6 954	1 654	1 678	1 763	1 859	1 732	-6.8
Production volumes, 1 000 t	7 011	1 739	1 663	1 812	1 797	1 830	1.8

*	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 019.2 million, 8.0% down on the previous quarter due to lower prices and seasonally lower deliveries. Operating profit was EUR 8.7 million, down 79.4% on the previous quarter mainly due to lower total sales and a higher proportion of lower-margin overseas sales, which could not be compensated by higher production volumes. Market-related production curtailments totalled 93 000 tonnes (123 000 tonnes) in Europe and none (2 000 tonnes) in North America.

In Europe demand for newsprint was firm and demand for coated and uncoated magazine paper was higher than a year ago. Lower-margin overseas shipments increased further. Prices decreased in all publication paper grades at the beginning of the year, but have now stabilised. Producer inventories have risen and are seasonally high, although customer inventories have not increased much.

In North America demand for magazine paper was higher than a year ago and prices were fairly stable. Newsprint demand and prices were stable. Price increases for uncoated magazine paper were announced.

Fine Paper

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Change Q1/Q4%
Sales	3 197.7	852.3	793.9	788.5	763.0	788.9	3.4
Operating profit	153.5	80.7	40.3	23.1	9.4	18.1	92.6
% of sales	4.8	9.5	5.1	2.9	1.2	2.3
ROOC, %*	4.4	8.8	4.5	2.7	1.1	2.2
Deliveries, 1 000 t	3 591	885	895	894	917	959	4.6
Production volumes, 1 000 t	3 624	894	889	922	919	984	7.0

*	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 788.9 million, up 3.4% on the previous quarter mainly due to seasonally increased deliveries. Operating profit was EUR 18.1 million, up 92.6% on the previous quarter. Market-related production curtailments totalled 12 000 tonnes (40 000 tonnes) in Europe and none (3 000 tonnes) in North America.

In Europe demand for uncoated fine paper grew throughout the first quarter. Demand for coated fine paper was higher than in the previous quarter mainly due to the seasonal increase in consumption. Demand for speciality papers was also higher than in the previous quarter.

Uncoated fine paper sales prices were slightly lower than in the previous quarter due to increased competition from Eastern European producers. However, prices are stabilising in Europe and increasing in Asia.

Coated fine paper sales prices were also lower than in the previous quarter, mainly due to overcapacity. Prices are stabilising in Europe and price increases have been announced in Europe and overseas markets.

Speciality paper sales prices were similar to the previous quarter and are expected to remain stable.

Producer inventories are at long-term average levels and order books for uncoated and coated fine paper are healthy.

In North America demand for coated fine paper was stable. Prices decreased at the beginning of the quarter and stabilised at low levels towards the end. Price increases have been announced for coated fine paper. Producer inventories are still relatively high, despite recent reductions. Speciality paper demand and prices were stable. Order books are fairly strong and some price increases have been announced.

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In Europe demand for uncoated and coated fine paper remains fairly good, although there may be a seasonal slowdown in demand for both grades in the summer. In North America the outlook for coated fine paper is gradually improving. The outlook for coated and uncoated fine paper in Asian markets is buoyant due to good demand expectations and increasing pulp prices.

Merchants

Sales were EUR 160.3 million, up 2.4% on the previous quarter mainly due to increased volumes although prices were lower than in the previous quarter. There was an operating profit of EUR 3.3 million, in contrast to the loss of EUR 5.5 million in the previous quarter, as a result of the cost-saving programme.

Demand has started to recover. Prices also started to increase slightly towards the end of the quarter and Stora Enso’s merchant business has announced some price increases for the second quarter.

Modest improvements are expected in the second half of the year.

PACKAGING BOARDS

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Change Q1/Q4%
Sales	2 761.6	699.0	711.4	691.1	660.1	692.0	4.8
Operating profit	292.4	89.4	65.5	87.4	50.1	82.1	63.9
% of sales	10.6	12.8	9.2	12.6	7.6	11.9
ROOC, %*	11.6	14.1	10.3	13.7	7.9	13.1
Deliveries, 1 000 t	3 006	756	781	755	714	776	8.7
Production volumes, 1 000 t	3 050	788	763	767	732	771	5.3

*	ROOC = 100% x Operating profit/Operating capital

Packaging boards sales were EUR 692.0 million, up 4.8% on the previous quarter due to seasonal strength partly offset by the weaker US dollar. Operating profit was EUR 82.1 million, up 63.9% due to increased volumes and maintenance stoppages in the previous quarter. Market-related production curtailments totalled 20 000 tonnes (42 000 tonnes).

Demand was stable for most paperboard grades and corrugated products. Prices were generally stable. Consumer packaging board and laminating paper markets in the Americas and Asia remain affected by the low US dollar.

Demand is generally expected to improve slightly and prices should remain stable in the near future. The second quarter results will, as usual, reflect the Midsummer holiday shutdowns, especially in Finland.

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FOREST PRODUCTS

Wood Products

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Change Q1/Q4%
Sales	1 400.0	316.5	385.6	335.5	362.4	373.1	3.0
Operating profit	26.5	7.0	14.9	-4.7	9.3	11.4	22.6
% of sales	1.9	2.2	3.9	-1.4	2.6	3.1
ROOC,%*	5.1	6.1	11.0	-3.0	5.7	7.0
Deliveries, 1 000 m3	5 822	1 283	1 644	1 337	1 558	1 597	2.5
Production volumes, 1 000 m3	6 168	1 406	1 648	1 440	1 674	1 708	2.0

*	ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 373.1 million, up 3.0% on the previous quarter mainly due to the higher volume invoiced. Operating profit was EUR 11.4 million, up 22.6% on the previous quarter mainly due to increased production and lower fixed costs.

Sales volumes improved in the middle of the quarter except for Nordic redwood. Inventories remained high, especially in Finland and Sweden. Prices were generally stable in Europe, but slowly falling for redwood, whereas US prices were rising.

The oversupply of redwood will continue to upset the market balance in the second quarter. Nordic, Baltic States and Central European whitewood markets are stable, so limited price increases are feasible. In the USA and Japan the outlook is good. European markets will stabilise, but redwood suffers from poor sales prospects in North Africa.

Wood Supply Europe

Sales were EUR 634.9 million, up 17.9% on the previous quarter mainly due to the product mix change. Operating profit was EUR 31.3 million, up EUR 6.1 million on the previous quarter.

The restructuring of the ownership of the Swedish forestland will reduce the operating profit by about EUR 100 million on an annual basis, offset by lower financial charges due to the reduction of interest-bearing net liabilities and by income from the new associate.

Deliveries in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 13.6 million cubic metres (solid wood under bark), 21% up on the previous quarter for seasonal reasons. Deliveries to the Group’s mills in Europe totalled 10.9 million cubic metres, up 7% on the previous quarter.

Wood supply in Stora Enso’s main markets is expected to remain stable.

10(17)

Financials

Key Ratios	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04
Earnings per share (basic), EUR	0.10	0.06	0.05	-0.05	0.16	0.49
Earnings per share excl. non-recurring items, EUR	0.10	0.06	0.08	0.00	0.24	0.06
Cash earnings per share (CEPS), EUR	0.43	0.41	0.41	0.32	1.57	0.55
CEPS excl. non-recurring items, EUR	0.43	0.41	0.44	0.35	1.63	0.41

Return on capital employed (ROCE),%	7.0	3.5	3.2	2.1	4.0	7.9
ROCE excl. non-recurring items,%	7.0	3.5	4.6	2.6	4.5	3.7
Return on equity (ROE),%	4.1	2.8	2.1	-2.1	1.7	20.6
Debt/equity ratio	0.49	0.51	0.51	0.49	0.49	0.39
Equity per share, EUR	9.39	9.48	9.60	9.49	9.49	9.48
Equity ratio,%	43.2	43.8	44.2	44.7	44.7	47.8

Operating profit,% of sales	6.7	3.4	3.2	2.1	3.9	7.3
Operating profit excl. non-recurring items,% of sales	6.7	3.4	4.6	2.6	4.3	3.4
Capital expenditure, EUR million	235.8	324.1	303.1	385.2	1 248.2	216.1
Capital expenditure,% of sales	7.6	10.6	10.1	12.7	10.3	7.2
Capital employed, EUR million	11 871	11 925	12 029	11 613	11 613	10 579
Interest-bearing net liabilities, EUR million	3 968	4 071	4 104	3 919	3 919	3 105

Average number of employees	43 386	44 506	44 737	44 264	44 264	42 446
Average number of shares (million)
- periodic	866.2	852.9	844.5	841.3	851.1	836.4
- cumulative	866.2	859.5	854.4	851.1	851.1	836.4
- cumulative, diluted	866.4	860.5	855.6	852.4	852.4	837.1

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2003	31 Mar 2004	31 Dec 2003	31 Mar 2004
SEK	9.0800	9.2581	9.1245	9.1807
USD	1.2630	1.2224	1.1320	1.2500
GBP	0.7048	0.6659	0.6921	0.6798
CAD	1.6234	1.5979	1.5822	1.6470

Condensed Consolidated Income Statement

EUR million	2003	Q1/2003	Q1/2004
Sales	12 172.3	3 099.1	3 017.9
Other operating income	41.2	24.5	140.2
Materials & services	-6 129.3	-1 476.5	-1 560.0
Freight & sales commissions	-1 286.8	-390.7	-325.6
Personnel expenses	-2 297.6	-560.9	-551.6
Other operating expenses	-828.0	-198.0	-211.2
Depreciation, amortisation and impairment charges	-1 200.4	-289.5	-290.6

Operating Profit	471.4	208.0	219.1
Share of results of associated companies	-23.0	-0.5	-2.3
Net financial items	-237.7	-81.3	-20.3

Profit before Tax and Minority Interests	210.7	126.2	196.5
Income tax expense	-67.0	-39.9	214.6

Profit after Tax	143.7	86.3	411.1
Minority interests	-5.8	-3.2	-4.2

Net Profit for the Period	137.9	83.1	406.9

Key Ratios
Basic earnings per share, EUR	0.16	0.10	0.49
Diluted earnings per share, EUR	0.16	0.10	0.49

11(17)

Condensed Consolidated Cash Flow Statement

EUR million	2003	Q1/2003	Q1/2004
Cash Flow from Operating Activities
Operating profit	471.4	208.0	219.1
Adjustments	1 178.3	276.4	166.2
Change in net working capital	157.9	-21.3	-216.5
Change in short-term interest-bearing receivables	313.1	237.6	499.0

Cash Flow Generated by Operations	2 120.7	700.7	667.8
Net financial items	-198.1	-28.5	-14.1
Income taxes paid	-233.8	-92.6	-79.9

Net Cash Provided by Operating Activities	1 688.8	579.6	573.8

Acquisitions	-241.3	-134.6	-186.1
Proceeds from sale of fixed assets and shares	60.2	4.8	212.3
Capital expenditure	-1 226.7	-235.8	-216.1
Proceeds from the long-term receivables, net	336.2	-23.0	-171.4

Net Cash Used in Investing Activities	-1 071.6	-388.6	-361.3

Cash Flow from Financing Activities
Change in long-term liabilities	-962.5	-274.8	-4.9
Change in short-term borrowings	1 097.1	262.2	144.4
Dividends paid	-387.7	—	—
Proceeds from issuance of share capital	2.3	—	4.0
Purchase of own shares	-319.2	-114.6	-42.7

Net Cash Used in Financing Activities	-570.0	-127.2	100.8

Net Increase in Cash and Cash Equivalents	47.2	63.8	313.3
Cash and bank in acquired companies	3.0	7.4	—
Cash and bank in sold companies	—	—	-36.4
Translation differences on cash holdings	-17.2	-2.3	1.8
Cash and bank at the beginning of period	168.5	168.5	201.5

Cash and Cash Equivalents at Period End	201.5	237.4	480.2

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2003		Q1/2003		Q1/2004
Carrying value at 1 January	12 796.7	*	12 796.7	*	12 535.3
Acquisition of subsidiary companies	206.4		168.3		—
Additions	1 248.2		235.8		216.1
Disposals	-54.0		-1.6		-1 587.7
Depreciation, amortisation and impairment	-1 200.4		-289.5		-290.6
Translation difference and other	-461.6		-151.7		36.3

Balance Sheet Total	12 535.3		12 758.0		10 909.4

Acquisitions of Subsidiary Companies
Property, plant and equipment	132.6		71.9		—
Borrowings	-94.1		-64.6		—
Other assets, less liabilities	12.9		30.9		—

Fair value of net assets	51.4		38.2		—
Goodwill	73.8		96.4		—

Total Purchase Consideration	125.2		134.6		—

*	Includes the initial IAS 41 valuation of forest of EUR 855.8 million

Borrowings

EUR million	2003	Q1/2003	Q1/2004
Non-current borrowings	3 404.6	4 279.6	3 425.5
Current borrowings	1 769.6	1 277.7	868.6

	5 174.2	5 557.3	4 294.1

Carrying value at 1 January	5 175.6	5 175.6	5 174.2
Debt acquired with new subsidiaries	94.1	64.6	—
Debt disposed with sold subsidiaries	—	—	-1 487.3
Proceeds from / -payments of borrowings (net)	421.5	-12.6	145.3
Translation difference and other	-517.0	329.7	461.9

Total Borrowings	5 174.2	5 557.3	4 294.1

12(17)

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2003	31 Mar 2003	31 Mar 2004
Fixed and Other Long-term Assets
Fixed assets	O	12 535.3	12 758.0	10 909.4
Investment in associated companies		319.0	204.9	498.1
Listed securities	I	227.7	148.4	220.4
Unlisted shares	O	140.8	148.5	150.1
Non-current loan receivables	I	44.3	487.3	216.5
Deferred tax assets	T	12.1	50.0	10.9
Other non-current assets	O	170.3	219.6	172.8

		13 449.5	14 016.7	12 178.2

Current Assets
Inventories	O	1 623.5	1 670.7	1 726.7
Tax receivables	T	182.5	241.3	163.7
Operative receivables	O	1 703.3	1 879.3	1 864.2
Interest-bearing receivables	I	781.8	715.9	272.0
Cash and cash equivalents	I	201.5	237.4	480.2

		4 492.6	4 744.6	4 506.8

Total assets		17 942.1	18 761.3	16 685.0

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2003	31 Mar 2003	31 Mar 2004
Shareholders’ Equity		7 952.9	8 062.7	7 908.9
Minority Interests		60.3	45.1	62.8

Long-term Liabilities
Pension provisions	O	911.9	909.1	927.1
Other provisions	O	97.1	179.7	80.7
Deferred tax liabilities	T	1 777.3	1 853.7	1 265.9
Long-term debt	I	3 404.6	4 279.6	3 425.5
Long-term operative liabilities	O	77.7	31.4	154.9

		6 268.6	7 253.5	5 854.1

Current Liabilities
Current portion of long-term debt	I	359.5	344.9	103.9
Interest-bearing liabilities	I	1 410.1	932.8	764.6
Operative liabilities	O	1 538.3	1 593.5	1 652.4
Tax liabilities	T	352.4	528.8	338.3

		3 660.3	3 400.0	2 859.2

Total Liabilities		9 928.9	10 653.5	8 713.3

Total Shareholders’ Equity and Liabilities		17 942.1	18 761.3	16 685.0

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

13(17)

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9
Effect of adopting IAS 41
Subsidiary companies	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 958.6	8 816.3
Repurchase of Stora Enso Oyj shares	—	—	-319.1	—	—	—	-319.1
Cancellation of Stora Enso Oyj shares	-60.5	-315.5	376.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7
Options exercised	0.2	-1.1	—	—	—	—	-0.9
Net profit for the period	—	—	—	—	—	146.6	146.6
OCI entries	—	—	—	-118.8	—	—	-118.8
Translation adjustment	—	—	—	—	-52.7	—	-52.7

Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance
Finnish Statutory Pension Scheme	—	—	—	—	—	-130.9	-130.9

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.6	7 952.8
Repurchase of Stora Enso Oyj shares	—	—	-42.7	—	—	—	-42.7
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	0.5	3.5	—	—	—	—	4.0
Net profit for the period	—	—	—	—	-10.3	406.9	396.6
OCI entries	—	—	—	-8.0	—	—	-8.0
Translation adjustment	—	—	—	—	-18.1	—	-18.1

Balance at 31 March 2004	1 469.8	1 240.9	-300.7	106.6	-225.5	5 617.8	7 908.9

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2003	31 Mar 2003	31 Mar 2004
On own Behalf
Pledges given	3.8	1.6	3.8
Mortgages	103.5	130.9	104.5
On Behalf of Associated Companies
Mortgages	0.8	1.0	0.8
Guarantees	48.4	57.8	48.5
On Behalf of Others
Pledges given	2.2	2.6	2.2
Mortgages	10.9	4.8	10.9
Guarantees	13.1	16.9	13.5
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	38.4	36.1
Leasing commitments, after next 12 months	171.2	214.1	165.2
Pension liabilities	3.0	3.0	2.8
Other commitments	95.9	70.2	97.4

Total	487.1	541.3	485.7

Pledges given	6.0	4.2	6.0
Mortgages	115.2	136.7	116.2
Guarantees	61.5	74.7	62.0
Leasing commitments	205.5	252.5	201.3
Pension liabilities	3.0	3.0	2.8
Other commitments	95.9	70.2	97.4

Total	487.1	541.3	485.7

14(17)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2003	31 Mar 2003	31 Mar 2004
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	106.8	207.6	155.6	-4.8	150.8
Interest rate options	0.5	0.1	1.5	-0.3	1.2
Cross-currency swaps	-11.0	-18.5	0.0	-10.9	-10.9
Forward contracts	172.8	82.1	90.9	-43.4	47.5
FX Options	0.7	0.0	0.7	-0.5	0.2
Commodity contracts	71.5	83.9	84.0	-0.9	83.1
Equity swaps	-36.0	-95.6	9.9	-47.7	-37.8

Total	305.3	259.6	342.6	-108.5	234.1

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2003	31 Mar 2003	31 Mar 2004
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	113.7	6.4	109.5
Maturity 2-5 years	1 080.4	899.7	759.0
Maturity 6-10 years	1 439.2	1 052.3	717.1
Maturity over 10 years	—	—	—

	2 633.3	1 958.4	1 585.6
Interest rate futures	—	—	125.0
Interest rate options	23.8	100.0	597.2

Total	2 657.1	2 058.4	2 307.8

Foreign Exchange Derivatives
- Cross-currency swap agreements	129.5	211.1	108.7
- Forward contracts	3 112.5	3 548.7	3 113.2
- FX Options	208.1	476.9	331.8

Total	3 450.1	4 236.7	3 553.7

Commodity derivatives
Commodity contracts	477.0	541.0	430.9

Total	477.0	541.0	430.9

Equity swaps
Equity swaps	308.4	311.9	359.5

Total	308.4	311.9	359.5

Sales by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04
Publication Paper	4 715.6	1 058.3	1 042.8	1 086.3	1 108.3	4 295.7	1 019.2
Fine Paper	3 427.4	852.3	793.9	788.5	763.0	3 197.7	788.9
Merchants	720.6	176.1	155.4	139.5	156.6	627.6	160.3
Other	-289.5	-72.0	-69.0	-70.4	-69.9	-281.3	-70.4

Paper	8 574.1	2 014.7	1 923.1	1 943.9	1 958.0	7 839.7	1 898.0

Packaging Boards	2 720.2	699.0	711.4	691.1	660.1	2 761.6	692.0

Wood Products	1 235.2	316.5	385.6	335.5	362.4	1 400.0	373.1
Wood Supply Europe	1 958.7	534.2	526.7	475.0	538.4	2 074.3	634.9
Other	-531.3	-143.5	-149.9	-131.7	-165.9	-591.0	-229.8

Forest Products	2 662.6	707.2	762.4	678.8	734.9	2 883.3	778.2

Other	-1 174.3	-321.8	-339.9	-326.4	-324.2	-1 312.3	-350.3

Total	12 782.6	3 099.1	3 057.0	2 987.4	3 028.8	12 172.3	3 017.9

15(17)

Restated Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04
Publication Paper	313.6	35.6	-6.0	39.2	42.3	111.1	8.7
Fine Paper	298.3	80.7	40.3	23.1	9.4	153.5	18.1
Merchants	5.4	1.5	-1.2	-1.5	-5.5	-6.7	3.3

Paper	617.3	117.8	33.1	60.8	46.2	257.9	30.1

Packaging Boards	345.3	89.4	65.5	87.4	50.1	292.4	82.1

Wood Products	44.5	7.0	14.9	-4.7	9.3	26.5	11.4
Wood Supply Europe	94.6	34.5	33.8	23.0	25.2	116.5	31.3

Forest Products	139.1	41.5	48.7	18.3	34.5	143.0	42.7

Other Areas	-52.5	-8.6	-15.7	-6.2	-21.0	-51.5	-28.8
Goodwill amortisation	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7

Operating Profit excl. Non-recurring Items	900.4	208.0	103.6	136.8	77.4	525.8	103.4
Non-recurring items	-1 078.1	—	—	-39.9	-14.5	-54.4	115.7

Operating Profit (IAS)	-177.7	208.0	103.6	96.9	62.9	471.4	219.1
Net financial items	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3
Associated companies	14.6	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3

Profit Before Tax and Minority Interests	-369.3	126.2	83.8	64.5	-63.8	210.7	196.5
Income tax expense	128.5	-39.9	-27.4	-21.1	21.4	-67.0	214.6

Profit after Tax	-240.8	86.3	56.4	43.4	-42.4	143.7	411.1
Minority interests	0.1	-3.2	-2.3	1.7	-2.0	-5.8	-4.2

Net Profit	-240.7	83.1	54.1	45.1	-44.4	137.9	406.9

Goodwill Amortisation by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04
Publication Paper	-56.7	-7.9	-8.2	-8.1	-10.2	-34.4	-5.7
Fine Paper	-53.7	-10.9	-10.6	-10.6	-11.0	-43.1	-10.2
Merchants	-5.2	-0.6	-0.5	-0.6	-0.5	-2.2	-0.4

Paper	-115.6	-19.4	-19.3	-19.3	-21.7	-79.7	-16.3

Packaging Boards	-13.0	-6.5	-1.5	-1.9	-2.0	-11.9	-1.2

Wood Products	-14.4	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2
Wood Supply Europe	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Forest Products	-14.4	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2

Other	-5.8	-2.2	-1.1	-1.1	0.0	-4.4	0.0
Operating Profit	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7

Restated Operating Profit by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04
Publication Paper	-762.7	27.7	-14.2	1.6	32.1	47.2	3.0
Fine Paper	67.9	69.8	29.7	2.2	-1.6	100.1	7.9
Merchants	-24.7	0.9	-1.7	-2.1	-6.0	-8.9	2.9

Paper	-719.5	98.4	13.8	1.7	24.5	138.4	13.8

Packaging Boards	332.3	82.9	64.0	85.5	48.1	280.5	80.9

Wood Products	30.1	3.0	8.8	-5.9	0.6	6.5	6.2
Wood Supply Europe	120.5	34.5	33.8	23.0	25.2	116.5	147.0

Forest Products	150.6	37.5	42.6	17.1	25.8	123.0	153.2

Other	58.9	-10.8	-16.8	-7.4	-35.5	-70.5	-28.8

Operating Profit	-177.7	208.0	103.6	96.9	62.9	471.4	219.1
Net financial items	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3
Associated companies	14.6	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3

Profit Before Tax and Minority Interests	-369.3	126.2	83.8	64.5	-63.8	210.7	196.5
Income tax expense	128.5	-39.9	-27.4	-21.1	21.4	-67.0	214.6

Profit after Tax	-240.8	86.3	56.4	43.4	-42.4	143.7	411.1
Minority interests	0.1	-3.2	-2.3	1.7	-2.0	-5.8	-4.2

Net Profit	-240.7	83.1	54.1	45.1	-44.4	137.9	406.9

16(17)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
January	10.50	10.45	96.00	96.50	12.96
February	10.80	10.69	99.50	99.50	13.35
March	10.45	10.24	97.00	94.50	12.65

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
January	68 842	100 116 944	238 921	38 807 547	2 042 900
February	105 197	73 469 409	154 616	24 645 727	1 722 400
March	117 780	144 210 295	325 807	34 005 087	1 978 800

Total	291 819	317 796 648	719 344	97 458 361	5 744 100

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – June 2004	28 July 2004
Interim Review for January – September 2004	27 October 2004

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

17(17)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel